ELEMENTAL ALTUS AND EMX ANNOUNCE COMPLETION OF MERGER

November 13, 2025 - Vancouver, BC: Elemental Altus Royalties Corp. ("Elemental Altus") (TSX-V: ELE, OTCQX: ELEMF) and EMX Royalty Corporation ("EMX", and together with Elemental Altus, the "Companies") (NYSE American: EMX, TSX-V: EMX) announced today the closing of the previously announced merger of the Companies by way of a court-approved statutory plan of arrangement pursuant to the Business Corporations Act (British Columbia) (the "Transaction") following securityholder approval of EMX's shareholders and optionholders, Elemental Altus shareholder approval for connected matters (as respectively announced on November 4, 2025), and court-approval of the Transaction (as announced by EMX on November 10, 2025).

In connection with the Transaction, Elemental Altus will file today a name change application to change its name to "Elemental Royalty Corporation". It is anticipated that that the common shares of Elemental Royalty Corporation will commence trading on the TSX Venture Exchange (the "TSX-V") under the new CUSIP (28620K106) and ISIN (CA28620K1066) on November 14, 2025 under the ticker symbol "ELE" and on the OTCQX Best Market under the ticker symbol "ELEMF".

Additionally, Elemental Altus is pleased to announce the closing of the previously announced private placement financing with Tether Investments S.A. de C.V. ("Tether") pursuant to which Tether has purchased 7,502,502 common shares of Elemental Altus at a price of C$18.38 (US$13.33) per common share for aggregate gross proceeds of approximately US$100 million (the "Tether Financing").

In connection with the closing of the Transaction, David Cole has been appointed CEO of Elemental Altus,  Frederick Bell has been appointed President and Chief Operating Officer of Elemental Altus, Stefan Wenger has been appointed Chief Financial Officer of Elemental Altus, and David Baker has been appointed Chief Investment Officer.

David Cole commented: "At EMX, we have always believed that a diverse portfolio of mineral rights and royalties offers shareholders a powerful way to access both commodity price upside and exploration-driven growth. The completion of the EMX and Elemental Altus merger brings together our aligned commitment to value-accretive growth and strengthens our collective platform. With enhanced scale, broader diversification, and a stronger growth profile, and we believe that our combined entity delivers exposure to cornerstone current and future revenue-generating assets across the entire development pipeline and commodity spectrum. We look forward to creating further value for shareholders as we advance this next chapter together."

Frederick Bell commented: "The completion of the merger of Elemental Altus and EMX marks a watershed moment for our new company, Elemental Royalty Corporation. Together, we offer investors access to a peer-leading, revenue-generating royalty company, with a gold-focused, globally diversified portfolio of producing, near-term development, and exploration stage assets. We look forward to continuing to build on this exceptionally strong foundation as we assess new opportunities for further growth."

The EMX common shares are expected to be delisted from the TSX-V at market close today and the NYSE American within one to two business days following the date hereof. EMX has also applied to the Canadian securities regulators for EMX to cease to be a reporting issuer in the applicable jurisdictions, and will deregister the common shares of EMX under the U.S. Securities Exchange Act of 1934, as amended.

Further details of the Transaction and the Tether Financing are set out in EMX's Management Information Circular dated September 29, 2025 and Elemental Altus' Management Information Circular dated September 29, 2025 and the related continuous disclosure documents of the Companies, which are available under their respective profiles on SEDAR+ at www.sedarplus.ca, and, for EMX, on Edgar Next at www.sec.gov.

Elemental Altus Royalties Corp. | 1020 - 800 West Pender | Vancouver, BC | V6C 2V6 | Canada

The Transaction was structured so as to permit the parties to rely on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof, together with applicable exemptions from U.S. state securities laws, in connection with the securities issued by Elemental Altus.

U.S. Listing

Elemental Altus has filed an application to list its common shares on Nasdaq Stock Market ("Nasdaq") under the ticker symbol "ELE". Due to the U.S. federal government shutdown, which presently includes the U.S. Securities and Exchange Commission ("SEC"), Nasdaq has advised that it cannot further advance Elemental Altus' listing application until such time as the SEC reopens to complete its review. It is expected that approval of Elemental Altus' listing application should be forthcoming following the end of the government shutdown and reopening of the SEC.

Tether Financing

The common shares issued to Tether pursuant to the Tether Financing are subject to a statutory hold period expiring on March 14, 2026.  No finder's fees or commission were paid in connection with the Tether Financing.

The net proceeds of the Tether Financing are expected to be used to partially fund the purchase prices of two previously announced royalty acquisitions by Elemental Altus (being Laverton, in Western Australia and Dugbe, in Liberia) or, if such royalty acquisitions are paid using Elemental Altus' credit facility, to repay in full such facility to ensure the combined company remains entirely unleveraged and maintains sufficient capital for the combined entity, to pay off in full EMX's credit facility, to pay tax withholdings relating to certain of EMX's equity incentive securities under the Transaction and fund other transaction expenses of the Transaction, and to provide capital for the activities of the combined company.

The Tether Financing is a related party transaction under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") and Policy 5.9 of the TSX-V.  As announced in Elemental Altus' news release dated November 4, 2025, shareholders of Elemental Altus approved, among other things, an ordinary resolution in accordance with the 'majority of the minority' shareholder approval requirements set forth in Part 8 of MI 61-101 and TSX-V Policy 5.9 The formal valuation requirement under MI 61-101 does not apply to the Tether Financing as Elemental Altus has relied on the exemption therefrom contained at section 5.5(b) of MI 61-101.

Additional Information Required by Early Warning Reporting Requirements

Pursuant to the Transaction, Elemental Altus, indirectly by way of amalgamation of EMX and 1554829 B.C. Ltd. (a wholly owned subsidiary of Elemental Altus) acquired a total of 111,625,098  common shares of EMX, representing 100% of the issued and outstanding EMX common shares. Prior to the Transaction, Elemental Altus did not own any common shares of EMX. Each EMX common share was exchanged for 0.2822 common shares of Elemental Altus. In the aggregate, Elemental Altus issued to former holders of EMX common shares 31,500,450 Elemental Altus common shares. The purpose of the Transaction was to enable Elemental Altus to indirectly acquire all of the issued and outstanding EMX shares and create a go-forward combined company. EMX will file a notice pursuant to Section 4.9 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") in connection with the Transaction. To obtain a copy of the Early Warning Report filed in connection with this Transaction, please contact Elemental Altus at the address below.

Elemental Altus Royalties Corp. | 1020 - 800 West Pender | Vancouver, BC | V6C 2V6 | Canada

David Cole

CEO

For further information, please contact:

Tara Vivian-Neal Investor Relations
info@elementalaltus.com

1020 - 800 West Pender St., Vancouver, BC, Canada, V6C 2V6

www.elementalaltus.com

(TSX.V: ELE) (OTCQX: ELEMF) (ISIN: CA28619K1093) (CUSIP: 28619K109)

About Elemental Altus Royalty Corp.

Elemental Altus is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 16 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Elemental Altus will trade on the TSX Venture Exchange under the ticker "ELE", and on the OTQCX Best Market under the ticker symbol "ELEMF", until the completion of Elemental Altus' U.S. listing on Nasdaq.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this press release.

Elemental Altus Royalties Corp. | 1020 - 800 West Pender | Vancouver, BC | V6C 2V6 | Canada

Cautionary note regarding forward-looking statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, (together, "forward-looking statements"), concerning the business, operations and financial performance and condition of the Companies. Forward-looking statements include, but are not limited to, statements with respect to completion of the name change application of Elemental Altus and the date the common shares of Elemental Altus will begin trading under the new CUSIP and ISIN, delisting of the common shares of EMX from the TSX-V and NYSE American and the timing thereof, EMX ceasing to become a reporting issuer in Canada, Elemental Altus' application to list its common shares on the Nasdaq and the timing thereof, the impact of the United States federal government shutdown on the Nasdaq listing process, the anticipated use of proceeds of the Tether Financing, the filing by EMX of a notice pursuant to Section 4.9 of NI 51-102; and Elemental Altus' growth strategy, including its ability to identify and capitalize on new royalty acquisition opportunities and expand its portfolio. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans," "expects" or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates" or "does not anticipate," "believes," "projects" or variations of such words and phrases or state that certain actions, events or results "may," "could," "would," "might" or "will be taken," "occur" or "be achieved." Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Companies to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to, the ability to successfully integrate the operations, assets, and management teams of Elemental Altus and EMX following the completion of the Transaction; volatility in the price of gold and other precious metals, discrepancies between anticipated and actual production by the Companies in their portfolio, risks inherent in the mining industry to which the Companies in their portfolio are subject, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations that could adversely impact revenues, and the accuracy of the mineral reserves, resources and recoveries set out in the technical data published by the Companies in their portfolio. Although management of the Companies have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. These factors include, but are not limited to, delays or inability to obtain regulatory approvals, changes in government policies or priorities, unexpected obstacles in the integration process, and challenges in acquiring or managing new royalty assets in line with the Companies' growth strategy. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Companies caution readers not to place undue reliance on forward-looking statements, as forward-looking statements involve significant risks and uncertainties. Forward-looking statements are inherently uncertain and involve assumptions, risks, and contingencies that may or may not materialize. Actual results and outcomes could vary significantly from those stated or implied. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. The Companies do not undertake to update any forward-looking statements except in accordance with applicable securities laws. Readers are directed to (A) Elemental Altus' Annual Information Form dated August 18, 2025, filed under Elemental Altus' profile on SEDAR+ at www.sedarplus.ca; and (B) EMX's Management's Discussion and Analysis for the six months ended June 30, 2025 and its Annual Information Form dated March 12, 2025 filed under EMX's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Elemental Altus Royalties Corp. | 1020 - 800 West Pender | Vancouver, BC | V6C 2V6 | Canada